February 7, 2011

VIA EDGAR

Attention: Min Oh

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Variable Insurance Trust

File Nos. 033-05033 and 811-04642

Post-Effective Amendment No. 61

Dear Mr. Oh:

This letter sets forth responses to oral comments received from Mr. Min Oh of the staff of the Securities and Exchange Commission on January 14, 2011, with respect to the post-effective amendment #61 to the registration statement on Form N-1A that was filed by Virtus Variable Insurance Trust on December 1, 2010, relating to the registration of a new series, Virtus Premium AlphaSector Series.

Set forth below is each comment for which Mr. Oh requested that we file responses in advance of our Rule 485(b) filing and the Series’ response thereto.

1.	Comment: If Registrant intends to distribute a Summary Prospectus, please provide for review in advance the legend required by Rule 498b1v.

Response: The legend will read as follows:

This Summary Prospectus is intended for use in connection with a variable life insurance policy or a variable annuity contract and is not intended for use by other investors.

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus, statement of additional information (SAI), annual report and other information about the fund online at http://www.virtus.com/products/institutional/vitdocuments.aspx.

You can also get this information at no cost by calling [800-243-1574] or by sending an e-mail to: virtus.investment.partners@virtus.com.

The fund’s prospectus and SAI, both dated February 14, 2011, are incorporated by reference into this Summary Prospectus.

8.	Management of the Series

8(a)	Comment: Regarding the manager of managers exemption described in the fourth paragraph under “Management of the Series,” please provide supplementally the citation for the notice and order.

EDGAR Operations Branch

February 7, 2011

Response:

Virtus Variable Insurance Trust:

File Number: 812-12640

Notice: Investment Company Act Release No. 25655

Order: Investment Company Act Release No. 25693

Virtus Investment Advisers, Inc.:

File Number: 812-13526

Notice: Investment Company Act Release No. 28375

Order: Investment Company Act Release No. 28410

Any questions or comments with respect to this filing may be directed to Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791.

Very truly yours,

/s/ Kevin J. Carr, Esq.

Kevin J. Carr, Esq.